U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

December 28, 2016

VIA EDGAR TRANSMISSION

Ms. Sumeera Younis
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	USA Mutuals (the “Trust”) Securities Act Registration No.: 333-57548
Investment Company Registration No.: 811-10319
USA Mutuals/Carbon Beach Deep Value Fund (S000056011)

Dear Ms. Younis:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of November 29, 2016 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 51 to its registration statement, filed on behalf of its series, USA Mutuals/Carbon Beach Deep Value Fund (the “Fund”).  PEA No. 51 was filed pursuant to Rule 485(a) under the 1933 Act on Form N‑1A on October 14, 2016 for the purpose of adding the Fund as a new series of the Trust.  The Trust is filing this PEA No. 52 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s response, your comment is included in bold typeface immediately followed by the Trust’s response.

The Trust’s responses to your comments are as follows:

General Comments

1.	Staff Comment: Please revise the legend on the bottom of the cover page to conform to Rule 481(b)(1) of the Securities Act of 1933.

Response:  The Trust responds by revising the legend to read as follows (changes shown):

“~~Neither~~The U.S. Securities and Exchange Commission (the “SEC”) ~~nor any state securities commission~~ has not approved or disapproved these securities or passed upon the adequacy of this Prospectus.  Any representation to the contrary is a criminal offense.”

Summary Section – Fees and Expenses of the Fund

2.	Staff Comment: Please provide all missing information in the “Fees and Expenses of the Fund” table.

Response:  The Trust responds that the Fees and Expenses table will be displayed as follows in the registration statement filed pursuant to Rule 485(b):

Shareholder Fees (fees paid directly from your investment)
	Institutional Class	Class A
Maximum Front-End Sales Charge (Load) Imposed on Purchases (as a percentage of the offering price)	None	5.75%
Maximum Contingent Deferred Sales Charge (Load) (as a percentage of the shares redeemed within 12 months of purchase)	None	None
Maximum Contingent Deferred Sales Charge (Load) (as a percentage of purchases of $1,000,000 or more that are redeemed within 18 months of purchase)	None	1.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Institutional Class	Class A
Management Fees	1.50%	1.50%
Distribution (12b-1) Fees	None	0.25%
Other Expenses(1)	1.66%	1.66%
Total Annual Fund Operating Expenses	3.16%	3.41%
Less: Fee Waiver/Expense Reimbursement	-1.42%	-1.42%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement(2)	1.74%	1.99%

3.	Staff Comment: In Footnote No. 2 in the “Fees and Expenses of the Fund” table, please clarify if the Advisor can terminate the fee waiver prior to December 30, 2017.

Response:  The Trust responds by revising Footnote No. 2 as follows (changes shown):

(2)	USA Mutuals Advisors, Inc. (the “Advisor”), the Fund’s investment advisor, has contractually agreed to limit the Fund’s total annual fund operating expenses (exclusive of taxes, interest and dividends on short positions, brokerage, acquired fund fees and expenses, extraordinary expenses and class specific expenses like distribution (12b-1) fees (collectively, “Excluded Expenses”)) to 1.73% of average net assets of the Fund through December 30, 2017, with such renewal terms of one year, each measured from the date of renewal, as may be approved by the Board of Trustees~~, unless either the Board of Trustees or the Advisor terminates the agreement prior to such renewal~~. To the extent the Fund incurs Excluded Expenses, Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement may be greater than 1.73%. The current term of the agreement may only be terminated by the Board of Trustees. The Advisor shall be reimbursed for management fee reductions and/or expense payments made in the prior three fiscal years, so long as such payments do not exceed the lesser of the expense cap in place at the time of the waiver or the expense cap in place at the time of recoupment.

4.	Staff Comment: Please revise the last sentence of Footnote No. 2 in the “Fees and Expenses of the Fund” table to confirm that the Advisor may only recoup management fee reductions and/or expense payments so long as such payments do not exceed the lesser of: (1) the expense cap in place at the time of the waiver; or (2) the expense cap in place at the time of recoupment. Please also confirm this limitation on recoupment is reflected in the Fund’s operating expense limitation agreement.

Response:  The Trust responds by revising the last sentence of Footnote No. 2 to read as follows (changes shown in underline):

“The Advisor shall be reimbursed for management fee reductions and/or expense payments made in the prior three fiscal years, so long as such payments do not exceed the lesser of the expense cap in place at the time of the waiver or the expense cap in place at the time of recoupment ~~subject to the limitations on Fund expenses in effect at the time of the waiver~~.”

The Trust also supplementally confirms that under the terms of the Fund’s operating expense limitation agreement, in conjunction with the Fund’s investment advisory agreement, the Advisor is permitted to request reimbursement of management fee reductions and/or expense payments only to the extent such reimbursements will not exceed the lesser of: (1) the expense limitation in place at the time of the waiver; or (2) the expense limitation in place at the time of the recoupment.

5.	Staff Comment: The expense example presentation in the Summary Section for the Fund shows only an example where shares are redeemed at the end of each period. Please also include an expense example for instances where shares are not redeemed.

Response:  The Trust responds by explaining that the current example applies whether the shareholder holds or redeems his or her shares at the end of the specified periods.  While shareholders who redeem Class A shares within 18 months of purchase may incur a 1.00% deferred sales charge, the deferred sales charge only applies to purchases of $1,000,000 or more.  Because the example contemplates a $10,000 investment, the deferred sales charge was not a factor in the calculation of shareholders’ costs at the end of the specified periods.  As a result, the Trust respectfully declines to include a separate expense example for instances where Class A shares are not redeemed.

Summary Section – Portfolio Turnover

6.	Staff Comment: Please include disclosure explaining that the Fund has not commenced operations and has no portfolio turnover information to provide.

Response:  The Trust responds by adding the requested disclosure in the registration statement filed pursuant to Rule 485(b).

Summary Section – Principal Investment Strategies

7.	Staff Comment: In the first sentence of the second paragraph, please define or explain what is meant by “undervalued” and also please clarify how the Advisor or Sub-Advisor will determine if a company is “undervalued.”

Response:  The Trust responds by adding the following sentence as the second sentence of the second paragraph:

“The Sub-Advisor defines a company as undervalued if it possesses a low price, relative to fundamental ratios, including book value, earnings or cash flow.”

8.	Staff Comment: In the third paragraph, please describe supplementally how “earnings quality” is different than characteristics that generate above average returns.

Response:  The Trust responds that earnings quality is a fundamental risk measure used to ensure a company’s cash flows correspond with its reported earnings.  Earnings quality is a characteristic that may be used to determine if a company may generate above-average returns.

9.	Staff Comment: In the third paragraph, please clarify the meaning of “balance-sheet liquidity” in plain English.

Response:  The Trust responds by adding the following sentence as the second sentence of the third paragraph:

“The Sub-Advisor determines a company has balance-sheet liquidity when it possesses current assets sufficient to meet its short-term obligations.”

10.	Staff Comment: In the last sentence of the third paragraph, please clarify if the Advisor or Sub-Advisor will be selecting securities.

Response:  The Trust responds by revising the sentence as follows (changes shown in underline):

“In selecting securities for the Fund, the Sub-Advisor examines a variety of data sources, including regulatory and legal filings, press releases, and industry, trade, and financial media.”

11.	Staff Comment: In the fourth paragraph, arbitrage and options strategies are listed as other strategies in which the Fund may participate. Please clarify, is this a comprehensive list of other strategies?

Response:  The Trust responds by revising the first sentence of the fourth paragraph as follows (changes shown):

“The Fund will also participate in ~~other strategies in an attempt to generate incremental returns, including~~ arbitrage~~,~~ and certain options strategies in an attempt to generate incremental returns.”

12.	Staff Comment: In the fourth paragraph, when discussing the use of derivatives, please address if derivatives are used for hedging or for speculative purposes, etc.

Response:  The Trust responds by revising the second sentence of the fourth paragraph as follows (changes shown in underline):

“~~Use of t~~These strategies may be used for both speculative and hedging purposes, may vary depending upon market and other conditions, and may be limited by regulatory and other constraints to which the Fund is subject.

13.	Staff Comment: In the fifth paragraph, please clarify when the Sub-Advisor believes it is “appropriate” to sell a security.

Response:  The Trust responds by adding the following sentence as the second sentence of the fifth paragraph:

“The Sub-Advisor determines it is appropriate to sell a security when it is deemed to be overvalued, if the fundamental risk increases or if it is no longer required for arbitrage or hedging purposes.”

14.	Staff Comment: The fifth paragraph (other than the first sentence) largely discusses risks. Please consider moving the disclosure to the “Principal Risks” section or removing it.

Response: The Trust responds by removing the disclosure.

15.	Staff Comment: If the Fund can hedge through an exchange-traded fund, please confirm that any acquired fund fees and expenses (“AFFE”) will be included in the “Fees and Expenses of the Fund” table.

Response:  The Trust confirms that an estimated AFFE of 0.01% will be included in the table, within the “Other Expenses” in the registration statement filed pursuant to Rule 485(b) and is also reflected in the response to Staff Comment #2 above.

16.	Staff Comment: In the seventh paragraph, it is stated that the Fund may hold up to 50% of its net assets in cash, etc. for cash management purposes. Please explain how the ability to invest up to 50% of net assets in cash will meet the Fund’s investment objective.

Response:  The Trust responds by adding and revising the first sentence of the seventh paragraph as follows:

“The Fund will invest in securities that meet the Fund’s investment objective and policies. However, if the Sub-Advisor cannot identify such securities, ~~F~~for cash management purposes, the Fund may hold up to 50% of its net assets in cash or similar short-term, high-quality debt securities.

Summary Section – Principal Risks

17.	Staff Comment: Consider adding headings to the risks to help readers easily identify risks.

Response:  The Trust responds by making the requested revision.

18.	Staff Comment: The eleventh bullet point discusses value stocks. The value element of the strategy is not discussed in the “Principal Investment Strategies” section disclosure. Please address how value stocks are selected in the principal investment strategy disclosure.

Response:  The Trust responds by adding the following sentence as the second sentence of the second paragraph of the “Principal Investment Strategies” section:

“The Sub-Advisor defines a company as undervalued if it possesses a low price relative to fundamental ratios, including book value, earnings or cash flow.”

19.	Staff Comment: Please discuss in the “Principal Investment Strategies” section if investing in emerging markets will be a principal investment strategy of the Fund. Also describe how the Advisor/Sub-Advisor will determine which countries will qualify as emerging markets.

Response:  The Trust responds by removing the risk disclosure regarding emerging markets, as the Fund will not invest in emerging markets.

Prospectus – Principal Risks of Investing in the Fund

20.	Staff Comment: In the “Principal Risks of Investing in the Fund” section, please revise “Derivatives Risk” to clarify what is meant by “as well as direct investment.”

Response:  The Trust responds by revising the risk as follows (changes shown):

“Investing in derivatives, specifically call and put options, to reduce Fund volatility ~~as well as direct investment~~ may subject the Fund to losses if the derivatives do not perform as expected”

21.	Staff Comment: In the “Principal Risks of Investing in the Fund” section, please revise the first sentence of “Options Risk” to remove “may” from the phrase “but also may involve risks different from, and possibly greater than…”

Response:  The Trust responds by making the requested revision.

Prospectus - Management of the Fund – The Advisor

22.	Staff Comment: Please consider revising the Fund Expenses disclosure to clarify that any recoupment by a Fund may not exceed the lesser of: (1) the expense cap in place at the time of the waiver; or (2) the expense cap in place at the time of recoupment.

Response:  The Trust responds by revising the applicable disclosure as follows (changes shown in underline):

“In addition, the Advisor has entered into an Expense Waiver and Reimbursement Agreement (the “Expense Agreement”) in which it has agreed to limit total annual fund operating expenses (not including Excluded Expenses) to 1.73%.  The Advisor shall be reimbursed for management fee reductions and/or expense payments made in the prior three fiscal years if such reimbursements will not cause the Fund to exceed the lesser of: (1) the expense limitation in place at the time of the waiver; or (2) the expense limitation in place at the time of the recoupment.”

SAI – Management of the Fund

23.	Staff Comment: In the “Board Leadership Structure” sub-section, please explain how the Fund has determined the leadership structure is appropriate given the specific characteristics or circumstances of the Fund.

The Trust responds by noting that the following disclosure is currently set forth in this section:

“The Board of Trustees believes that its leadership structure is appropriate and effective in light of the size of the Trust, the nature of its business and recognizing that while the Chairman is an Interested Trustee, he is not interested by virtue of any affiliation with the Advisor but rather due to his affiliation with the Distributor.”

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If you have any additional questions or require further information, please contact Emily Enslow at (414) 765-6872.

Sincerely,

/s/ Michael N. Loukas

Michael Loukas
President
USA Mutuals